SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PORTUGAL TELECOM, SGPS S.A.

Public Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: 26,895,375 Euros
Registered with the Commercial Registry of Lisbon and
Corporation no. 503 215 058

ADDENDUM TO NOTICE

Pursuant to article 378 of the Portuguese Companies Code and upon request of the shareholders Ongoing Strategy Investments, SGPS S.A. and Grupo Visabeira, SGPS S.A., the following item is added to the agenda established in the notice of the General Meeting of Shareholders of Portugal Telecom, SGPS S.A., to be held at the Company’s registered office, at Fórum Telecom, Avenida Fontes Pereira de Melo, 40, in Lisboa, at 2:00 (two) p.m., on 27 March 2009:

“To resolve on an amendment to number 1 of article 18 of the Company’s Articles of Association”.

Taking into account the subject of this item, as well as the impact it may have on the current item 5 on the Agenda, such item is inserted as the new item 5 on the Agenda, the new Agenda to be as follows:

1:             To resolve on the management report, balance sheet and accounts for the year 2008;

2:             To resolve on the consolidated management report, balance sheet and accounts for the year 2008;

3:             To resolve on the proposal for application of profits and distribution of reserves;

4:             To resolve on a general appraisal of the Company’s management and supervision;

5:             To resolve on an amendment to number 1 of article 18 of the Company’s Articles of Association;

6:             To resolve on the election of the members of the corporate bodies and of the Compensation Committee for the 2009-2011 term of office;

7:             To resolve on the election of the Chartered Accountant, effective and alternate, for the 2009-2011 term of office;

8:             To resolve on an amendment to number 4 of article 13 of the Company’s Articles of Association;

9:             To resolve on the acquisition and disposal of own shares;

10:      To resolve, pursuant to number 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors;

11:      To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to under item 9 hereof as may be resolved upon by the Board of Directors;

12:      To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and notably on the fixing of the value of such securities in accordance with number 3 of article 8 and paragraph e) of number 1 of article 15 of the Articles of Association;

13:      To resolve on the acquisition and disposal of own bonds and other own securities.

Since the date hereof, the full text of the proposed amendment to the Articles of Association, will be made available to the shareholders at the Company’s registered office and on the Internet site www.telecom.pt.

Lisbon, 20 February 2009.

The Chairman of the General Meeting of Shareholders

António Manuel da Rocha e Menezes Cordeiro

Announcement 25 February 2009, Lisbon

Proposal for the election of the corporate bodies for the 2009/2011 term of office

Portugal Telecom informs that it has received from its shareholders Banco Espírito Santo, S.A. and Caixa Geral de Depósitos, S.A. the following joint proposal to be submitted to the Annual General Meeting in relation to the appointment of the corporate bodies for 2009/2011 term of office.

Shareholders Meeting Board
Chairman:	– António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	– Eduardo Augusto Vera Cruz Pinto
Secretary:	– Francisco Manuel Balixa Tapum Leal Barona

Board of Directors
Chairman:	– Henrique Manuel Fusco Granadeiro
Directors:	– Zeinal Bava(1)
– Luís Pacheco de Melo(2)
– Carlos Alves Duarte(3)
– Rui Pedro Soares(3)
– Manuel Rosa da Silva(3)
– Fernando Soares Carneiro(3)
– Shakhaf Wine(3)
– José Maria Alvarez-Pallete Lopéz
– Francisco Manuel Marques Bandeira
– José Guilherme Xavier de Basto
– Santiago Fernández Valbuena
– João Manuel de Mello Franco
– Joaquim Aníbal Brito Freixial de Goes
– Mário João de Matos Gomes
– Gerald Stephen McGowan
– Rafael Luís Mora Funes
– Maria Helena Nazaré(4)
– Amílcar Carlos Ferreira de Morais Pires
– António Manuel Palma Ramalho
– Francisco Teixeira Pereira Soares
– Jorge Humberto Correia Tomé
– Paulo José Lopes Varela
– Milton Almicar Silva Vargas(4)
– Nuno Rocha dos Santos de Almeida e Vasconcellos

Audit Committee
Chairman:	– João Manuel de Mello Franco
Members:	– José Guilherme Xavier de Basto
– Mário João de Matos Gomes

Compensation Committee
Chairman:	– Álvaro João Duarte Pinto Correia
Members:	– Francisco Adelino Gusmão Esteves de Carvalho
– Francisco José Queiroz de Barros Lacerda

(1)          Chief Executive Officer, subject to approval of the composition of the Executive Committee by the proposed Board of Directors, following the respective appointment at the General Meeting.

(2)          Chief Financial Officer, subject to approval of the composition of the Executive Committee by the proposed Board of Directors, following the respective appointment at the General Meeting.

(3)          Members of the Executive Committee, subject to approval of the composition of the Executive Committee by the proposed Board of Directors, following the respective appointment at the General Meeting.

(4)          The maintenance in this list is subject to the approval of the change of number 1 of article 18 of the Articles of Association.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.